Linkers Industries Limited

VIA EDGAR

March 26, 2024

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington, D.C. 20549

Attn: Gregory Herbers, Geoffrey Kruczek

Re:	Linkers Industries Limited

Registration Statement on Form F-1

Filed December 8, 2023, as amended

File No. 333-275953

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Linkers Industries Limited hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on March 28, 2024, or as soon as thereafter practicable.

Very truly yours,

/s/ Man Tak Lau
Man Tak Lau Chairman of the Board of Directors

cc:	Loeb & Loeb LLP

VCL Law LLP